UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No.15) (1)

United States Cellular Corporation

(Name of Issuer)

Common Shares ($1.00 par value)

(Title of Class of Securities)

911684108

(CUSIP Number)

LeRoy T. Carlson, Jr.

President and Chief Executive Officer

Telephone and Data Systems, Inc.

30 N. LaSalle Street, Suite 4000, Chicago, Illinois 60602 (312) 630-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 5, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

(1)The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities  Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions  of the Act (however, see the Notes).

CUSIP No. 911684108	13D	Page 2 of 11 Pages

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Telephone and Data Systems, Inc. I.R.S. ID: 36-2669023

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.

Sole Voting Power - 70,788,703 shares - Includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares.  See Item 5 for further explanation.

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power Same as 7 above.

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 7 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)  Reporting person beneficially owns 100% of the outstanding Series A Common Shares of the Issuer and approximately 69.1% of the outstanding Common Shares of the Issuer for a combined total of approximately 80.7% of the Issuer’s outstanding classes of capital stock and approximately 95.6% of their combined voting power.(2)

14.	Type of Reporting Person (See Instructions) HC, CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(2) Based on 54,715,751 Common Shares and 33,005,877 Series A Common Shares outstanding on December 31, 2006.

CUSIP No. 911684108		13D	Page 3 of 11 Pages
1.

Name of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only)
The Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated as of June 30, 1989

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

8.

Shared Voting Power - 70,788,703 shares - Includes 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares and 37,782,826 Common Shares.  See Item 5 for further explanation.

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power Same as 8 above.

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Same as 8 above.

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.

Percent of Class Represented by Amount in Row (11)  Reporting persons may be deemed to beneficially own 100% of the outstanding Series A Common Shares of the Issuer and approximately 69.1% of the outstanding Common Shares of the Issuer for a combined total of approximately 80.7% of the Issuer’s outstanding classes of capital stock and approximately 95.6% of their combined voting power.(3)

14.	Type of Reporting Person (See Instructions) OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(3) Based on 54,715,751 Common Shares and 33,005,877 Series A Common Shares outstanding on December 31, 2006.

Schedule 13D

Issuer:  United States Cellular Corporation

This Amendment Number 15 to the Amended and Restated Schedule 13D is being filed pursuant to Section 13(d)(2) of the Securities Exchange Act of 1934, as amended (the “Act”), by Telephone and Data Systems, Inc., a Delaware corporation (“TDS”).  This amended Schedule 13D relates to the ownership by TDS of Common Shares, par value $1.00 per share (“Common Shares”), and/or Series A Common Shares, par value $1.00 per share (“Series A Common Shares”), which are convertible on a share-for-share basis into Common Shares, of United States Cellular Corporation, a Delaware corporation (the “Issuer” or “U.S. Cellular”).

Item 1.    Security and Issuer.

This statement relates to the Common Shares of the Issuer.  The principal executive office of the Issuer is located at 8410 West Bryn Mawr, Suite 700, Chicago, Illinois 60631.

Item 2.    Identity and Background.

TDS and the Trustees of Amendment and Restatement (dated as of April 22, 2005) of Voting Trust under Agreement dated June 30, 1989 (the “Voting Trust”), are filing this Schedule 13D amendment concerning their direct and indirect beneficial ownership of Common Shares.  The following sets forth information with respect to Items 2(a) through 2(f) for TDS and the Trustees of the Voting Trust.

TDS. TDS is a Delaware corporation.  The principal business and office address of TDS, is 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.  TDS’s principal business is that of providing diversified telecommunications services.  TDS, directly and through its subsidiaries, has wireless, local telephone, and broadband services operations.  The information with respect to the directors and executive officers of TDS is set forth on Appendices A and B attached hereto, and incorporated herein by reference.

The Trustees of the Voting Trust.  The principal business address of the Voting Trust is c/o TDS, 30 North LaSalle Street, Suite 4000, Chicago, Illinois 60602.  The Voting Trust holds TDS Special Common Shares and TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the trustees hold and vote the TDS Series A Common Shares held in the trust.  The information with respect to the trustees of the Voting Trust is set forth in Appendix C hereto, and incorporated  herein by reference.

To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, the Voting Trust, nor any of the persons named in Appendices A, B and C hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

To the knowledge of LeRoy T. Carlson, Jr., during the last five years, none of TDS, the Voting  Trust, nor any of the persons named in Appendices A, B and C hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

The information contained in Item 4 below is incorporated herein by reference.

Item 4.    Purpose of Transaction.

The Voting Trust holds TDS Special Common Shares and TDS Series A Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the Trustees hold and vote the TDS Special Common Shares and TDS Series A Common Shares held in the trust.  The following information is being updated herein.

Schedule 13D

Issuer:  United States Cellular Corporation

On February 17, 2005, the TDS Board of Directors (the “TDS Board”), including directors who are not trustees or beneficiaries of the Voting Trust, and directors who are not officers of TDS, unanimously approved a proposal (the “Special Common Share Proposal”), to be submitted to TDS shareholders at a Special Meeting of shareholders, to approve an amendment (the “Amendment”) to the Restated Certificate of Incorporation of TDS to increase the authorized number of Special Common Shares of TDS from 20,000,000 to 165,000,000.  The Voting Trust had the voting power to cause the Special Common Share Proposal and certain related proposals to be approved, and the trustees of the Voting Trust advised TDS that they intended to vote for the Special Common Share Proposal and for such related proposals at the Special Meeting of shareholders.  The Special Common Share Proposal was approved at the Special Meeting of shareholders and the Amendment became effective on April 11, 2005.

Following such approval, the TDS Board approved a distribution of one Special Common Share in the form of a stock dividend with respect to each outstanding Common Share and Series A Common Share of TDS (the “Distribution”), subject to the approval of the Special Common Share Proposal by shareholders, the effectiveness of the Amendment, and certain other conditions.  Each of these conditions was satisfied and the Distribution became effective on May 13, 2005 to shareholders of record on April 29, 2005.

TDS currently owns approximately 80.7% of the equity and 95.6% of the voting power of U.S. Cellular.  Such ownership is in the form of approximately 69.1% of the outstanding Common Shares and 100% of the Series A Common Shares of U.S. Cellular.

The Special Common Share Proposal was implemented by TDS for, among other reasons, to permit TDS to offer and issue TDS Special Common Shares in exchange for all of the Common Shares of U.S. Cellular which are not owned by TDS and to subsequently effect a short-form merger (a “Possible U.S. Cellular Transaction”).  The purpose of a Possible U.S. Cellular Transaction would be to cause U.S. Cellular to become a wholly-owned subsidiary of TDS.  Citigroup Global Markets Inc. (“Citigroup”) was engaged as TDS’s financial advisor in connection with a Possible U.S. Cellular Transaction.

Implementation of the Special Common Share Proposal and the Distribution would allow TDS to issue such Special Common Shares for a Possible U.S. Cellular Transaction and other corporate purposes without diluting the voting power of the Series A Common Shares and the voting control of the Voting Trust.  The trustees advised TDS that they would not support or approve various actions, including a sale of control of U.S. Cellular or a spin-off of U.S. Cellular.

The foregoing transactions were developed by TDS following discussions with trustees of the Voting Trust.  TDS management communicated with the trustees of the Voting Trust to determine if they would support certain actions.  Following consideration of certain possible transactions, the trustees of the Voting Trust advised TDS management that they were not actively seeking any change to the TDS capital structure and did not consider it to be necessary, but that they might consider a transaction that did not impair the voting control of the Voting Trust and that was in the best interest of TDS and all of its shareholders.

At the same time, the trustees of the Voting Trust further advised that they did not believe that certain alternatives would be in the best interest of TDS and all of its shareholders and, accordingly, would not approve or support action in furtherance of such alternatives.  The trustees of the Voting Trust advised TDS that they intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of U.S. Cellular.

Following the TDS Distribution, TDS management continued to consider and discuss the possibility of acquiring the USM Common Shares not owned by TDS in a Possible U.S. Cellular Transaction.  Over the next several months members of TDS’s management took various actions in preparation for and to analyze the feasibility of such a possible transaction, and consulted with outside counsel and engaged financial advisors in connection with a possible transaction.

During the course of its consultations with TDS’s advisors, TDS considered the exchange ratio implied from time to time by the market prices of TDS Special Common Shares and Common Shares of U.S.

Schedule 13D

Issuer:  United States Cellular Corporation

Cellular.   Although a Possible U.S. Cellular Transaction could have certain potential benefits, TDS does not believe that such a transaction is critical strategically, operationally or financially to the continued success of TDS or U.S. Cellular.  TDS does not intend to commence or complete a Possible U.S. Cellular Transaction on uneconomic terms.  TDS believes that an acceptable exchange ratio would need to be based on financial metrics which appropriately reflect the relative value of  TDS and U.S. Cellular, recognizing the fact that a substantial portion of the value of TDS is comprised of its ownership in U.S. Cellular.  TDS does not believe that the exchange ratio implied by the historical and current TDS and U.S. Cellular trading prices since some time after the announcement of a Possible U.S. Cellular Transaction has properly reflected this relative value.  TDS also noted that it had been approximately two years since the initial announcement of a Possible U.S. Cellular transaction.

In addition, since the announcement of a Possible U.S. Cellular transaction, neither TDS nor U.S. Cellular has made any purchases of U.S. Cellular Common Shares due to limitations or restrictions imposed by tax, securities, corporate and other laws or regulations as a result of the announcement of a Possible U.S. Cellular Transaction.  However, Common Shares have continued to be issued by U.S. Cellular pursuant to its employee benefit and director compensation plans.  As a result, TDS’s ownership of U.S. Cellular common stock has declined from approximately 82% at the time of announcement of a Possible U.S. Cellular Transaction in 2005 to approximately 80.7%.  TDS does not believe that it would be desirable for TDS or U.S. Cellular to allow this percentage to decline below 80%, because this would require TDS and U.S. Cellular to cease filing consolidated federal income tax returns.  In such event, TDS and U.S. Cellular would be required to pay additional current taxes that could be significant.  In addition, TDS believes that the ability to file consolidated income tax returns may provide TDS and U.S. Cellular with future tax benefits that would be desirable to retain.

On March 2, 2007, the TDS board of directors met, with members of TDS’s management and TDS’s outside counsel and financial advisors present, and discussed the Possible U.S. Cellular Transaction, the historical and present TDS and U.S. Cellular trading prices, the length of time since the initial announcement, the potential benefits of a Possible U.S. Cellular Transaction, the engagement letter between TDS and Citigroup, the desire to avoid a tax deconsolidation and other matters.  Following discussion, the TDS board of directors determined unanimously to terminate the engagement letter with Citigroup and to terminate all other activity relating to a Possible U.S. Cellular Transaction at this time.

 Although TDS is terminating activity with respect to a Possible U.S. Cellular Transaction at this time, TDS reserves the right to recommence activity with respect to a Possible U.S. Cellular Transaction at any time in the future.  TDS may also at any time acquire the Common Shares of U.S. Cellular through open market purchases, block transactions, private purchases or otherwise, or take other action to acquire some or all of the shares of U.S. Cellular not owned by TDS, although it has no present plans to do so.   However, TDS intends to support repurchases of Common Shares by U.S. Cellular, to offset the effect of dilution from the issuance of shares pursuant to employee benefit and director compensation plans and avoid a tax deconsolidation, as discussed above.

   At this time, TDS intends to support action by the U.S. Cellular board of directors to approve a share repurchase program of up to 500,000 Common Shares of U.S. Cellular.  This would be in addition to U.S. Cellular’s existing de minimis share repurchase authorization that permits the repurchase of approximately 170,000 shares in each three month period.

Except as disclosed or incorporated by reference herein, neither TDS nor the Voting Trust has any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national

Schedule 13D

Issuer:  United States Cellular Corporation

securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act; or (j) any action similar to any of those enumerated above.

The trustees of the Voting Trust advised TDS that they intend to maintain the ability to keep or dispose of the voting control of TDS and intend that TDS maintain the ability to keep or dispose of the voting control of U.S. Cellular.

Notwithstanding the foregoing, TDS and the trustees of the Voting Trust retain the right to change their intent, to acquire additional securities from time to time or to dispose of all or part of the securities beneficially owned by TDS or the Voting Trust in any manner permitted by the terms of the Voting Trust and/or applicable law.

Item 5.    Interest in Securities of the Issuer.

(I)                TDS.

(a)                                  As of the date of this Schedule 13D/A, TDS may be deemed to beneficially own, pursuant to Rule 13d-3(d)(1)(i), an aggregate of 37,782,826 Common Shares which is approximately 69.1% of such shares outstanding.  In addition, TDS owns 33,005,877 Series A Common Shares which have ten votes per share on all matters and are convertible on share-for-basis  into Common Shares.

(b)  (i)                Sole Power to Vote or Direct the Vote:

TDS is the direct beneficial owner of 37,782,826 Common Shares and 33,005,877 Series A Common Shares of the Issuer representing approximately 80.7% of all classes of common shares of the Issuer.  The Series A Common Shares have ten votes per share on all matters and are convertible on a share-for-share basis into Common Shares.  TDS has sole voting power with respect to an aggregate of 37,782,826 Common Shares and 33,005,877 Series A Common Shares representing approximately 95.6% of the combined voting power of the Common Shares and the Series A Common Shares.  As a result of such ownership, TDS has the voting power to elect all of the directors of the Issuer.

(ii)   Shared Power to Vote or Direct the Vote:

None.

(iii)  Sole Power to Dispose or Direct the Disposition:

TDS has sole power to dispose of 37,782,826 Common Shares and 33,005,877 Series A Common Shares, representing approximately 80.7% of all classes of capital stock outstanding.

(iv)  Shared Power to Dispose or Direct the Disposition:

None.

(c)                                  To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares by TDS, except as disclosed in Item 4, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit

Schedule 13D

Issuer:  United States Cellular Corporation

plans.

(d)                                 To the knowledge of LeRoy T. Carlson, Jr., no other person is known to have the right of dividends from, or the proceeds from the sale of the shares of Common Shares beneficially owned by TDS.

(e)                                  Not Applicable.

(II)               Directors and Executive Officers of TDS.

(a) - (b)         See Appendix D attached hereto and  incorporated herein by reference.

(c)                                  To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in the Common Shares by any Director or Executive Officer of TDS, and except as may be attributable to TDS pursuant to transactions in the ordinary course under employee benefit plans.

(d)                                 To the knowledge of LeRoy T. Carlson, Jr., no person other than the persons listed in Appendix D are known to have the right to receive or the power to direct the receipt of dividends from, or other proceeds from the sale of Common Shares beneficially owned by the persons listed in Appendix D.

(e)                                  Not applicable.

(III)             The Voting Trust.

(a)                                  As of the date of this Schedule 13D/A, pursuant to Rule 13d-3(d)(1)(i), the Voting Trust may be deemed to beneficially own an aggregate of 37,782,826 Common Shares representing 69.1% of such shares.  In addition, the Voting Trust may be deemed to beneficially own 33,005,877 Series A Common Shares.

(b)           (i)            Sole Power to Vote or Direct the Vote:

None.

                                (ii)           Shared Power to Vote or Direct the Vote:

The Voting Trust is the direct beneficial owner of TDS Series A Common Shares and TDS Special Common Shares.  The Voting Trust holds and the trustees vote 6,084,381 Series A Common Shares of TDS and 6,072,898 TDS Special Common Shares, representing approximately 94.4% of the outstanding TDS Series A Common Shares and approximately 10.4% of the outstanding TDS Special Common Shares, and approximately 52.3% of the combined voting power of all outstanding shares of TDS capital stock with respect to matters other than the election of directors.(4)  Therefore, the Voting Trust may direct a majority of the combined voting power of TDS, which has voting power to elect all directors of the Issuer and has approximately 95.6%

(4)           Based on 51,874,608 Common  Shares, 58,257,644 Special Common Shares,  6,444,764 Series A Common Shares and 8,627 Preferred Shares of TDS on December 31, 2006.

Schedule 13D

Issuer:  United States Cellular Corporation

of the combined voting power of the Issuer with respect to matters other than the election of directors.

(iii)          Sole Power to Dispose or Direct the Disposition:

None.

(iv)          Shared Power to Dispose or Direct the Disposition:

The information contained in Item 5.III(b)(ii) above is incorporated herein by reference.  Through the ability to direct a majority of the combined voting power of TDS, the Voting Trust trustees share the power to direct the disposition of 37,782,826 Common  Shares  and  33,005,877 Series A Common Shares of the Issuer, representing 80.7% of all classes of capital stock outstanding of the Issuer.

(c)                                  To the knowledge of LeRoy T. Carlson, Jr., no transactions were effected during the past sixty days in Common Shares or Series A Common Shares of the Issuer by the Voting Trust except to the extent disclosed herein.

(d)                                 To the knowledge of LeRoy T. Carlson, Jr., no person other than TDS is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares or Series A Common Shares of the Issuer beneficially owned by the Voting Trust.

(e)                                  Not Applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to
                Securities of the Issuer.

The Voting Trust holds TDS Series A Common Shares and TDS Special Common Shares and was created to facilitate long-standing relationships among the trust’s certificate holders.  Under the terms of the Voting Trust, the trustees hold and vote TDS Series A Common Shares and TDS Special Common Shares held in the trust.

As of December 31, 2006, the Voting Trust trustees hold and the trustees vote 6,084,381 TDS Series A Common Shares and 6,072,898 TDS Special Common Shares, representing approximately 94.4% of the outstanding TDS Series A Common Shares, and approximately 10.4% of the outstanding TDS Special Common Shares, and approximately 52.3% of the combined voting power of all outstanding shares of TDS capital stock with respect to matters other than the election of directors.(5)  Therefore, the Voting Trust trustees may direct a majority of the combined voting power of TDS which has the voting power to elect all directors of the Issuer and approximately  95.6% of the combined voting power of the Issuer with respect to matters other than the election of directors.

Item 7.    Material to be Filed as Exhibits.

(a)           Amendment and Restatement (dated as of April 22, 2005) of Voting Trust Agreement Dated as of June 30, 1989, is hereby incorporated by reference to an exhibit to Amendment No. 3 to Schedule 13D of the Voting Trust relating to TDS Common Shares dated May 2, 2005.

(5)           Based on 51,874,608 Common  Shares, 58,257,644 Special Common Shares,  6,444,764 Series A Common Shares and 8,627 Preferred Shares of TDS on December 31, 2006.

Schedule 13D

Issuer:  United States Cellular Corporation

(b)           TDS Proxy Statement dated August 14, 2006, is hereby incorporated by reference from TDS’s Schedule 14A filed with the SEC on August 14, 2006.

* * * * * *

Schedule 13D

Issuer:  United States Cellular Corporation

JOINT FILING AGREEMENT

The undersigned hereby agree and consent, pursuant to Rule 13d-1(f)(1), to the joint filing of all Schedules 13D and/or Schedules 13G (including any amendments thereto) on behalf of such parties with respect to the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of March 5, 2007.

TELEPHONE AND DATA SYSTEMS, INC.		TRUSTEES OF AMENDMENT AND RESTATEMENT (DATED AS OF APRIL 22, 2005) OF VOTING TRUST UNDER AGREEMENT DATED AS OF JUNE 30, 1989

By:	/s/ LeRoy T. Carlson, Jr.	/s/ Walter C. D. Carlson*
	LeRoy T. Carlson, Jr.	Walter C. D. Carlson
President and Chief Executive Officer

/s/ Letitia G. Carlson, M.D.*
Letitia G. Carlson, M.D.

/s/ Prudence E. Carlson*
Prudence E. Carlson

/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.

*By:	/s/ LeRoy T. Carlson, Jr.
LeRoy T. Carlson, Jr.
Attorney-in-Fact for above Trustees*

* Pursuant to Joint Filing Agreement and Power of Attorney previously filed with the Securities and Exchange Commission and incorporated by reference herein.

Signature Page to the 15th Amendment to the

Amended and Restated Schedule 13D

relating to the direct and indirect beneficial ownership of the

Common Shares of United States Cellular Corporation by

Telephone and Data Systems, Inc., and The Voting Trust, respectively.

Schedule 13D                                                                                                                                                                        APPENDIX A

Issuer:  United States Cellular Corporation

Page 1 of 4 of Appendix A

DIRECTORS OF TDS

(I)	(a)	Name: LeRoy T. Carlson, Jr.

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(II)	(a)	Name: LeRoy T. Carlson

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Chairman Emeritus of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(III)	(a)	Name: Kenneth R. Meyers

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Executive Vice President and CFO of Telephone and Data Systems, Inc.

Schedule 13D

Issuer:  United States Cellular Corporation

Page 2 of 4 of Appendix A

	(f)	Citizenship: United States

(IV)	(a)	Name: James Barr III

	(b)	Business Address: TDS Telecommunications Corporation 525 Junction Road Madison, Wisconsin 53717

	(c)	Present Principal Occupation or Employment: Retired President and Chief Executive Officer of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(V)	(a)	Name: Walter C.D. Carlson

	(b)	Business Address: Sidley Austin LLP One S. Dearborn Street Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment: Partner of the law firm of Sidley Austin LLP

	(f)	Citizenship: United States

(VI)	(a)	Name: Letitia G. Carlson, M.D.

	(b)	Business Address: 2150 Pennsylvania Avenue, N.W. Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment: Physician and Associate Clinical Professor at George Washington University Medical Center

	(f)	Citizenship: United States

Schedule 13D

Issuer:  United States Cellular Corporation

Page 3 of 4 of Appendix A

(VII)	(a)	Name: Donald C. Nebergall

	(b)	Residence Address: 2919 Applewood Place, N.E. Cedar Rapids, Iowa 52402

	(c)	Present Principal Occupation or Employment: Consultant

	(f)	Citizenship: United States

(VIII)	(a)	Name: Herbert S. Wander

	(b)	Business Address: Katten Muchin Rosenman LLP 525 West Monroe Street Suite 1600 Chicago, Illinois 60606-3693

	(c)	Present Principal Occupation or Employment: Partner of the law firm of Katten Muchin Rosenman LLP

	(f)	Citizenship: United States

(IX)	(a)	Name: George W. Off

	(b)	Business Address: Checkpoint Systems, Inc. 101 Wolf Drive Thorofare, NJ 08086

	(c)	Present Principal Occupation or Employment: Chairman and Chief Executive Officer of Checkpoint Systems, Inc. Marketing Corporation

	(f)	Citizenship: United States

Schedule 13D

Issuer:  United States Cellular Corporation

Page 4 of 4 of Appendix A

(X)	(a)	Name: Martin L. Solomon

	(b)	Business Address: 1643 Brickell Ave., Apt. 4902 Miami, Florida 33129

	(c)	Present Principal Occupation or Employment: Private Investor

	(f)	Citizenship: United States

(XI)	(a)	Name: Mitchell H. Saranow

	(b)	Business Address: The Saranow Group, LLC 555 Skokie Boulevard, Suite 204 Northbrook, IL 60062

	(c)	Present Principal Occupation or Employment: Chairman of The Saranow Group, LLC

	(f)	Citizenship: United States

(XII)	(a)	Name: Christopher D. O’Leary

	(b)	Business Address: General Mills No. 1 General Mills Boulevard Minneapolis, MN 55426

	(c)	Present Principal Occupation or Employment: Executive Vice President, Chief Operating Officer- International, of General Mills

	(d)	Citizenship: United States

Schedule 13D                                                                                                                                                                        APPENDIX B

Issuer:  United States Cellular Corporation

Page 1 of 4 of Appendix B

EXECUTIVE OFFICERS OF TDS

(I)	(a)	Name: LeRoy T. Carlson, Jr.

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(II)	(a)	Name: LeRoy T. Carlson

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Chairman Emeritus of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(III)	(a)	Name: Kenneth R. Meyers

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Executive Vice President and CFO of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

Schedule 13D

Issuer:  United States Cellular Corporation

Page 2 of 4 of Appendix B

(IV)	(a)	Name: John E. Rooney

	(b)	Business Address: United States Cellular Corporation 8410 West Bryn Mawr Suite 700 Chicago, Illinois 60631

	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of United States Cellular Corporation, an over 80%-owned subsidiary of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(V)	(a)	Name: David A. Wittwer

	(b)	Business Address: TDS Telecommunications Corporation 525 Junction Road Madison, Wisconsin 53717

	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of TDS Telecommunications Corporation, a wholly-owned subsidiary of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(VI)	(a)	Name: D. Michael Jack

	(b)	Business Address: Telephone and Data Systems, Inc. 8401 Greenway Blvd. Suite 230 Middleton, WI 53562

	(c)	Present Principal Occupation or Employment: Senior Vice President and Corporate Controller of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

Schedule 13D

Issuer:  United States Cellular Corporation

Page 3 of 4 of Appendix B

(VII)	(a)	Name: Kurt B. Thaus

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Senior Vice President and Chief Information Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(VIII)	(a)	Name: Scott H. Williamson

	(b)	Business Address: 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Senior Vice President — Acquisitions and Corporate Development of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(IX)	(a)	Name: Joseph R. Hanley

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Vice President - Technology Planning and Services of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

Schedule 13D

Issuer:  United States Cellular Corporation

Page 4 of 4 of Appendix B

(X)	(a)	Name: C. Theodore Herbert

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: Vice President-Human Resources of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                                        APPENDIX C

Issuer:  United States Cellular Corporation

Page 1 of 2 of Appendix C

TRUSTEES OF THE VOTING TRUST

(I)	(a)	Name: LeRoy T. Carlson, Jr.

	(b)	Business Address: Telephone and Data Systems, Inc. 30 North LaSalle Street Suite 4000 Chicago, Illinois 60602

	(c)	Present Principal Occupation or Employment: President and Chief Executive Officer of Telephone and Data Systems, Inc.

	(f)	Citizenship: United States

(II)	(a)	Name: Walter C.D. Carlson

	(b)	Business Address: Sidley Austin LLP One S. Dearborn Street Chicago, Illinois 60603

	(c)	Present Principal Occupation or Employment: Partner of the law firm of Sidley Austin LLP

	(f)	Citizenship: United States

(III)	(a)	Name: Letitia G. Carlson, M.D.

	(b)	Business Address: 2150 Pennsylvania Avenue, N.W. Washington, D.C. 20037

	(c)	Present Principal Occupation or Employment: Physician and Associate Clinical Professor at George Washington University Medical Center

	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                                        APPENDIX C

Issuer:  United States Cellular Corporation

Page 2 of 2 of Appendix C

(IV)	(a)	Name: Prudence E. Carlson

	(b)	Business Address: 10 White Street New York, New York 10013

	(c)	Present Principal Occupation or Employment: Art Critic and Art Historian

	(f)	Citizenship: United States

Schedule 13D                                                                                                                                                                        APPENDIX D

Issuer:  United States Cellular Corporation

Page 1 of 1 of Appendix D

Name	Number of Common Shares Beneficially Owned as of Latest Practicable Date	Percentage of Class of the Issuer’s Common Shares
James Barr, III	—	—

LeRoy T. Carlson	1,243	*

LeRoy T. Carlson, Jr.	—	—

Letitia G. Carlson, M.D.	—	—

Walter C.D. Carlson	4,275	*

Joseph Hanley	—	—

Kenneth R. Meyers	228,748	—

C. Theodore Herbert	—	—

D. Michael Jack	—	—

Donald C. Nebergall	—	—

George W. Off	500	*

Christopher D. O’Leary	—	—

John E. Rooney	663,403	*

Mitchell H. Saranow	—	—

Martin L. Solomon	—	—

Kurt B. Thaus	—	—

Herbert S. Wander	—	—

TOTAL	898,169	*

* Less than 1%